UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        [X] Form 10-K [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q [  ] Form 10-D [  ] Form N-CEN

                                   [  ] Form N-CSR

For Period Ended: _April 30, 2022_____________________

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

America’s Car-Mart, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

1805 North 2nd Street, Suite 401

Address of Principal Executive Office (Street and Number)

Rogers, Arkansas 72756

City, State, Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended April 30, 2022 (the “Annual Report”), in the time period prescribed for such filing without unreasonable effort or expense. The Registrant has determined based on a final analysis that it has slightly exceeded the threshold for becoming a large accelerated filer, which has resulted in the Registrant transitioning to large accelerated filer status as of April 30, 2022 and, as such, has shortened the filing deadline for the Annual Report by 15 days to 60 days after the Registrant’s fiscal year-end compared to 75 days after the fiscal year-end in prior years. Therefore, the Registrant requires additional time to complete the procedures relating to its year-end reporting processes, and, as a result, is unable to file the Annual Report by the prescribed filing deadline. The Registrant expects to file the Annual Report within the fifteen-day filing extension provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)       Name and telephone number of person to contact in regard to this notification:

Vickie D. Judy	479	464-9944
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant’s press release dated May 23, 2022, announcing its earnings for the fourth quarter and fiscal year ended April 30, 2022, the Registrant expects to report in its consolidated statements of operations to be included in the Annual Report an increase in total revenues of $293.8 million, or 32.0%, an increase in total costs and expenses of $307.8 million, or 39.3%, and a decrease in net income of $10.8 million, or 10.4%, in fiscal 2022 as compared to fiscal 2021. These anticipated results are management’s current estimates and are subject to change. Actual results will be included in the Annual Report as filed.

America’s Car-Mart, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2022	By:	Vickie D. Judy
Chief Financial Officer
(Principal Financial Officer)